    March 13, 2007

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	MTM Technologies, Inc. Registration Statement 333-140357

Dear Sirs and Madams:

On behalf of our client, MTM Technologies, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 to Registration Statement No. 333-140357.

The Securities and Exchange Commission (the “SEC”) issued an oral comment to the Company in connection with the Company’s registration statement on Form S-3 filed with the SEC on January 31, 2007, registration number 333-140357 (the “Registration Statement”) requesting that the Company include on the cover page of the Registration Statement a notation indicating that the Company currently has other effective registration statements pursuant to which the Company’s common stock is currently being traded.

RESPONSE:

The Registration Statement has been revised to reflect this request.

Kindly direct any comments you may have regarding the Registration Statement to the undersigned (direct dial: (212) 603-2361; fax: (212) 829-2078).

Thank you for your attention to this matter.

    Kind Regards,

    /s/ Tammy Fudem

    Tammy Fudem

cc:  John Kohler
  Ann Gill